

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

October 16, 2007

David M. Ross
Chief Executive Officer
Diapulse Corporation of America
475 Northern Boulevard
Great Neck, New York 11021

> **RE:** **Diapulse Corporation of America**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed May 14, 2007**
> **File No. 000-03052**

Dear Mr. Ross:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant